

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 7, 2010

Gilbert Cuison
Principal Executive Officer
Business Outsourcing Services, Inc.
1001 SW 5th Avenue
Suite 1100
Portland, Oregon, 97204

> **Re:** **Business Outsourcing Services, Inc.**
> **Form 10-Q/A for the Quarterly Period Ended February 29, 2010**
> **Filed November 10, 2010**
> **Form 10-Q/A for the Quarterly Period Ended May 31, 2010**
> **Filed November 10, 2010**
> **Form 10-Q for the Quarterly Period Ended August 31, 2010**
> **Filed October 20, 2010**
> **File No. 333-158386**

Dear Mr. Cuison:

We have reviewed your letter dated November 10, 2010 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 14, 2010.

Form 10-Q/A for the Quarterly Periods Ended February 28, and May 31, 2010

Item 4. Controls and Procedures, page 16

1. We note your revised disclosures in response to prior comment No. 1. Please explain how your principal executive and principal financial officers concluded that your disclosure controls and procedures were effective when they concluded

Gilbert Cuison
Business Outsourcing Services, Inc.
December 7, 2010
Page 2

that your internal controls over financial reporting were not effective as a result of material weaknesses.

Form 10-Q for the Quarterly Period Ended August 31, 2010

Item 4. Controls and Procedures, page 16

2. Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. We refer you to Item 307 of Regulation S-K.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3459 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief